Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) of Pretium Resources Inc. (“we”, “our” or “us”) provides information that we believe is relevant to an assessment and understanding of the consolidated financial condition and results of our operations. This MD&A should be read in conjunction with the condensed consolidated interim financial statements for the three and nine months ended September 30, 2021 and 2020 as publicly filed in Canada on the System for Electronic Document Analysis and Retrieval (“SEDAR”) website, and in the United States on the EDGAR section of the Securities and Exchange Commission (“SEC”) website.

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Our significant accounting policies applied in the condensed consolidated interim financial statements are the same as those applied in Note 3 of our annual consolidated financial statements as at and for the years ended December 31, 2020 and 2019, except for the voluntary change in our accounting policy for exploration and evaluation (“E&E”) expenditures, effective January 1, 2021. Refer to Note 2b of the condensed consolidated interim financial statements and the “Changes in Accounting Policies” section in this MD&A for further details.

Our functional and presentation currency is the United States dollar. References to “$” or “USD” are to United States dollars, while references to “C$” or “CAD” are to Canadian dollars. All dollar amounts in this MD&A are expressed in thousands of USD, except in the “Third Quarter 2021 Financial and Operational Highlights” section of this MD&A and for share and per ounce data, unless otherwise noted or the context otherwise provides. The following abbreviations are used in this MD&A: t (tonnes), m (meters), tpd (tonnes per day), g/t (gram per tonne), Au (gold) and oz (troy ounces).

This MD&A is prepared as of November 11, 2021 and includes certain statements that may be deemed “forward-looking information”, “forward-looking statements”, “future-oriented financial information” and “financial outlook”. We direct readers to the section “Statement Regarding Forward-Looking Information” included within this MD&A. Other than disclosed in this MD&A, we do not have any material events after the reporting date to disclose.

Certain non-IFRS financial performance measures are included in this MD&A. We believe that these measures, in addition to measures prepared in accordance with IFRS, provide readers with an improved ability to evaluate our underlying performance and compare our results to other companies. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures presented by other issuers. The non-IFRS financial performance measures included in this MD&A are: total cash costs; all-in sustaining costs (“AISC”); average realized gold price; earnings before interest, taxes, depreciation and amortization (“EBITDA”); adjusted earnings and adjusted basic earnings per share; free cash flow and working capital. Refer to the “Non-IFRS Financial Performance Measures” section for further details and reconciliations of such non-IFRS measures.

MANAGEMENT’S DISCUSSION & ANALYSIS THIRD QUARTER 2021	2

Additional information relating to us, including our Annual Information Form and Form 40-F, each dated March 26, 2021, are available on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC website at www.sec.gov, respectively.

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MANAGEMENT’S DISCUSSION & ANALYSIS THIRD QUARTER 2021	4

THIRD QUARTER 2021 FINANCIAL AND OPERATIONAL HIGHLIGHTS
Quarterly Gold Production	Revenue and Average Realized Price(1)

Total Cash Cost Per Ounce Sold(1)	AISC Per Ounce Sold(1)

Net Earnings and Adjusted Earnings(1) Per Share	EBITDA(1) and Free Cash Flow(1)

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

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●	Our first priority is the health and safety of our employees, contractors and neighbouring communities in northwest British Columbia (“BC”). As of September 19, 2021, direct Pretivm employees achieved one year of work with no lost-time injuries, which is equivalent to approximately 1.75 million hours. This is a significant achievement in our commitment to Health and Safety. Additionally, our employees and contractors worked over 780,000 hours with no lost-time injuries during the third quarter of 2021.

●	Newcrest Mining Limited (“Newcrest”) is to acquire Pretivm for C$18.50 in cash or shares, subject to proration (see news release dated November 8, 2021). The acquisition will require the approval of Pretivm shareholders and is subject to regulatory approvals. The acquisition is expected to be completed in the first quarter of 2022. Pretivm’s Board of Directors have determined the acquisition is in the best interest of the Company and unanimously recommend that shareholders vote in favour of the acquisition.

●	Production was 90,673 ounces of gold in the third quarter of 2021, compared with 86,136 ounces in the third quarter of 2020. Higher production reflects the increased tonnes milled in the period and the reduction in gold remaining in-circuit from 7,718 ounces at June 30, 2021 to 1,677 ounces at September 30, 2021, partially offset by lower head grade.

●	Revenue of $146.8 million from the sale of 81,626 ounces of gold. Revenue in the third quarter 2021 represents a 5.2% decrease from the third quarter of 2020 driven primarily by a 7.0% decrease in the average realized price(1) of gold to $1,799 per ounce, partially offset by a 0.7% increase in gold ounces sold. Gold sold in the quarter was lower than production due to mining of higher grade stopes at the end of the quarter and timing of gold sales.

●	Another profitable quarter, with $0.12 in net earnings per share and $0.13 in adjusted earnings per share(1,2). Net earnings were $22.0 million and adjusted earnings(1,2) were $24.3 million for the quarter, compared to net earnings of $31.2 million and adjusted earnings(1,2) of $32.0 million in the third quarter of 2020. The decrease in net earnings was primarily due to lower realized gold prices and higher production costs as well as higher relative deferred income tax expenses, partially offset by decreases in corporate and administrative, exploration and evaluation and interest and finance expenses.

●	EBITDA(1) of $67.0 million and free cash flow(1) of $23.6 million. EBITDA(1) and free cash flow(1) in the third quarter 2021 decreased compared to the third quarter 2020 ($77.9 million and $66.8 million, respectively) due to substantial investment in expansion capital expenditures over the summer construction period at the Brucejack Mine, lower revenues and higher production costs reflecting higher levels of throughput and increased drilling.

●	AISC(1) of $1,071 per ounce of gold sold is within annual guidance. AISC(1) in the third quarter 2021 was higher than AISC(1) of $1,016 per ounce of gold sold in the third quarter of 2020 due to the strengthening Canadian dollar and higher production costs.

●	We remain on track to achieve our 2021 guidance of 325,000 to 365,000 ounces of gold produced at an AISC(1) between $1,060 and $1,190 per ounce of gold sold with $40.0 - $45.0 million of sustaining capital expenditures and $65.0 - $75.0 million of expansion capital expenditures.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

[2]	Refer to the revised definition of adjusted earnings in the “Non-IFRS Financial Performance Measures” section.

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●	Cash and cash equivalents increased to $213.4 million as at September 30, 2021 from $174.8 million as at December 31, 2020 and included the repayment of $5.9 million in debt in the quarter. As at September 30, 2021, we had long term debt of $189.8 million and available liquidity of $461.8 million including cash and cash equivalents and the undrawn revolving portion of our Amended Loan Facility (defined below).

●	On August 9, 2021, we completed a refinancing of our Loan Facility. The amended Loan Facility (the “Amended Loan Facility”) consists of a $100.0 million amortizing, non-revolving term credit facility, (the “Term Facility”) and a $250.0 million revolving credit facility (the “Revolving Facility”), further increasing our liquidity as well as reducing our quarterly repayments under the Term Facility.

●	Underground resource expansion drilling continues to confirm the opportunity to add to the mine life at Brucejack, while a high-grade gold exploration discovery affirms the district scale potential of Brucejack. Resource expansion drilling intercepted high-grade gold mineralization in the North Block, directly adjacent to existing infrastructure, demonstrating the potential to extend the Valley of the Kings deposit to the north. Near-mine exploration has led to the discovery of a new mineralized zone at Golden Marmot which demonstrates the district-scale potential of Brucejack. Additional results from the resource expansion and near-mine exploration drill programs are expected to continue to be released through the fourth quarter of 2021 and the first quarter of 2022.

●	Our 2020 Sustainability Report highlighting our progress in health and safety, contributions to the local communities and our environmental management performance was released in the third quarter. We strive to be a leader in environmental, social and governance (“ESG”) performance and are proud of the sustainable operations we have been able to achieve at our Brucejack Mine.

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OUR BUSINESS AND VALUES

We were formed for the acquisition, exploration, development and operation of precious metal resource properties in the Americas. We operate our 100%-owned Brucejack Mine located in northwestern BC. The Brucejack Mine is comprised of four mining leases and six mineral claims totaling 3,306 hectares and forms part of our contiguous claims package that comprises over 122,000 hectares.

We were incorporated on October 22, 2010 under the laws of the Province of BC and our common shares are listed on the Toronto Stock Exchange (TSX.PVG) and the New York Stock Exchange (NYSE.PVG).

We are a growing mid-tier gold mining company. We strive for operating excellence and a commitment to the health and safety of our employees, contractors and neighbouring communities. We are committed to the principles of sustainable development and conducting our activities in an environmentally and socially responsible manner.

Our values are the cornerstone of how we operate and what we are known for:

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SIGNIFICANT BUSINESS DEVELOPMENTS

COVID-19

We established COVID-19 management plans and implemented enhanced protocols and preventative measures to mitigate the spread of COVID-19 at the onset of the pandemic in 2020.

We continue to follow our COVID-19 management plans as well as directives of federal, provincial and regional authorities. We also continue to enhance our commitment to preventative measures for our workforce and local communities, and under the guidance of the local health authority, a program to administer COVID-19 vaccinations was initiated at the Brucejack Mine.

While we manage active cases of COVID-19 at the Brucejack Mine from time to time, there have been no outbreaks of COVID-19 declared by the BC Northern Health Office at the mine in the three months ended September 30, 2021 and up to the date of this MD&A.

The Government of Canada announced that, as of November 30, 2021, air passengers departing from Canadian airports will need to be fully vaccinated against COVID-19. The majority of the Brucejack Mine employees and contractors travel to the mine site on chartered and commercial flights that will be subject to the federal government mandate. The necessary adjustments to accommodate the change in regulations have been made to allow operations to continue uninterrupted.

Any future impacts of COVID-19 as well as government regulations to mitigate the effect of the pandemic remain uncertain, and the COVID-19 pandemic and any future emergence and spread of similar pathogens or an outbreak at the Brucejack Mine could have a material adverse impact on our business, operations and operating results, projects (including, without limitation, capital projects and associated costs and schedules), financial condition, liquidity and market for our securities. Refer to the “Risks and Uncertainties” section of this MD&A.

Change in accounting policy – E&E expenditures

We adopted a voluntary change in our accounting policy for E&E expenditures effective January 1, 2021, applying the change fully retrospectively. As a result, balances of comparative periods have been restated. Under the new policy, we recognize these expenditures as E&E costs in the statement of earnings in the period incurred until management concludes the technical feasibility and commercial viability of a mineral deposit has been established. Costs that represent the acquisition of rights to explore a mineral deposit continue to be capitalized. Prior to January 1, 2021, our policy was to capitalize E&E expenditures as E&E assets. Refer to the “Changes in Accounting Policies” section in this MD&A for further details.

Resource expansion drilling results

The 2021 resource expansion drill program was designed to test for Valley of the Kings style mineralization to the north and at depth adjacent to the defined Mineral Resource and the potential extension of mineralization underground towards Gossan Hill and the Bridge Zone.

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On September 13, 2021 we announced Phase 3 drill results from the North Block resource expansion drill program. Phase 3 of the North Block resource expansion drill program was initiated to follow-up on the high-grade gold intersected directly to the north of the Valley of the Kings deposit during Phase 1 and Phase 2 of the North Block drill program.

Phase 3 results include seven intersections assaying above 1,000 grams per tonne gold. Drill hole VU-3255 assayed 493.2 grams per tonne gold over 15.0 meters, including 7,360 grams per tonne gold over 1.0 meter. Drill hole VU-3242 assayed 676.8 grams per tonne gold over 7.0 meters, including 3,150 grams per tonne gold over 1.5 meter. High-grade gold mineralization was intercepted up to 450 meters from the current Valley of the Kings resource shell and up to 300 meters from the West Zone resource shell.

One drill hole from each drill fan was extended to test the exploration potential to the north of the North Block Zone. These extended holes intersected stockwork veining and high-grade gold mineralization along trend from the West Zone. An intersection from drill hole VU-3252 assayed 3,660.0 grams per tonne gold over 1.0 meter at 330.5 meters down hole. See our news release dated September 13, 2021 for more information, including assay results and discussion of the process for the preparation and analysis of samples.

To follow-up on the success of the first three phases, Phase 4 of the North Block drilling program was completed to test the potential to the west of the first three phases of drilling, and assay results are pending.

Surface exploration drilling results

On October 25, 2021 we announced a high-grade gold exploration discovery at the Golden Marmot Zone, located 3.5 kilometers north of the Valley of Kings deposit and accessible via an exploration trail from the Brucejack Mine. Assay results have been received for the first nine drill holes, of which eight drill holes intersected gold.

A highlight was drill hole SU-786, which intersected 72.5 grams per tonne gold over 53.5 meters, including 6,700 grams per tonne gold and 3,990 grams per tonne silver over 0.5 meters. The 2021 drill program at Golden Marmot consisted of 26 drill holes totaling 8,466 meters. Assay results from the remaining 17 drill holes are expected to be released early next year. See our news release dated October 25, 2021 for more information, including assay results and discussion of the process for the preparation and analysis of samples.

Loan Facility refinancing

On August 9, 2021, we refinanced our Loan Facility by way of the Amended Loan Facility, comprised of the $100,000 Term Facility and the $250,000 Revolving Facility.

The Term Facility was used to refinance the existing term loan ($100,000 on the closing date) and the Revolving Facility is available for general corporate purposes. The Amended Loan Facility will mature on August 8, 2025. The Term Facility is to be repaid by way of seventeen equal quarterly installments of principal plus accrued interest commencing on September 30, 2021. Any funds drawn on the Revolving Facility are repayable in a single, lump sum payment (principal and accrued and unpaid interest) on the maturity date.

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Any borrowings under the Amended Loan Facility are available by way of US dollar London Interbank Offered Rate (“LIBOR”) loans that bear interest at LIBOR (or Secured Overnight Financing Rate, after the cessation of LIBOR) plus an applicable margin (ranging from 2.5% to 3.5%) determined based on the Company’s net leverage ratio, as well as other customary borrowing options. The Amended Loan Facility contains standard and customary finance terms and conditions including those with respect to fees, representations, warranties, and covenants.

The terms and conditions of the Amended Loan Facility are set out in the Amended and Restated Credit Agreement made among the Company and a syndicate of lenders. The Bank of Nova Scotia (“Scotia”) acted as administrative agent. Scotia, ING Capital LLC (“ING”) and SG Americas Securities, LLC (“SGAS”) acted as the joint lead arrangers and joint bookrunners, with ING and SGAS acting as co-syndication agents.

Acquisition by Newcrest Mining Limited

On November 8, 2021, the Company announced that it had entered into a binding agreement (the “Arrangement Agreement”) with Newcrest Mining Limited (“Newcrest”) under which Newcrest agreed to acquire all of the outstanding shares of Pretivm that it does not already own (the “Transaction”). Pursuant to the Transaction, Pretivm shareholders will have the option to elect to receive C$18.50 per Pretivm share in cash or 0.8084 Newcrest shares per Pretivm share, representing share consideration of C$18.50 based on the Canadian dollar equivalent of the 5 day volume-weighted-average-price (“VWAP”) of Newcrest shares on the Australian Securities Exchange (“ASX”) ending on November 8, 2021, subject to proration to ensure aggregate cash and Newcrest share consideration each represent 50% of total transaction consideration (the “Transaction Price”). Pretivm shareholders who do not elect cash or Newcrest shares (subject to proration) will receive default consideration of C$9.25 per Pretivm share in cash and 0.4042 Newcrest shares per Pretivm share.

The Transaction, which is not subject to a financing condition, will be implemented by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia) and will require the approval of 66 2/3% of the votes cast by (i) the holders of Pretivm’s common shares and (ii) holders of options to acquire shares of Pretivm, voting together as a single class, at a special meeting of Pretivm securityholders to be held to consider the Transaction (the “Special Meeting”). In addition to approval by Pretivm shareholders and optionholders, the Transaction is also subject to the receipt of court approval, regulatory approvals, including approval under the Investment Canada Act and competition clearances in Canada, and other customary closing conditions for transactions of this nature. The Transaction is expected to be completed in the first quarter of 2022.

The Arrangement Agreement provides for customary deal-protection provisions, including a non-solicitation covenant on the part of Pretivm and a right for Newcrest to match any Superior Proposal (as defined in the Arrangement Agreement). The Arrangement Agreement includes a termination fee of C$125 million, payable by Pretivm, under certain circumstances (including if the Arrangement Agreement is terminated in connection with Pretivm pursuing a Superior Proposal).

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A special committee comprised entirely of independent directors of Pretivm (the “Special Committee”) unanimously recommended the Transaction to the Board of Directors of Pretivm. The Board of Directors has evaluated the Arrangement Agreement with the Company’s management and legal and financial advisors and, following the receipt and review of a unanimous recommendation from the Special Committee, the Board of Directors unanimously determined that the Arrangement Agreement is in the best interest of the Company, and resolved to recommend that the Company’s shareholders vote in favour of the Transaction, all subject to the terms and conditions contained in the Arrangement Agreement.

HEALTH AND SAFETY, ENVIRONMENT AND COMMUNITY

We are committed to the principles of sustainable development and conducting our activities in a safe, and an environmentally and socially responsible manner. Our core ESG values are the safety of our employees and neighbouring communities, protecting the natural landscape and biodiversity including water quality, mitigating our impact on climate change, and operating ethically and transparently.

Our 2020 Sustainability Report highlighting our progress in health and safety, contributions to the local communities and our environmental management performance was released in the third quarter. We strive to be a leader in ESG performance and are proud of the sustainable operations we have been able to achieve at our Brucejack Mine.

Health and safety

Our primary commitment is the health and safety of our employees, contractors and neighbouring communities in northwest BC.

As of September 19, 2021, Brucejack Mine employees that work directly for Pretivm achieved one full year of work with no lost-time injuries which is equivalent to approximately 1.75 million hours of work. This is a significant achievement in our commitment to the Health and Safety of our employees and contractors. During the third quarter 2021, Pretivm and our contractors worked over 780,000 hours with no lost-time injuries.

Our rolling twelve-month lost-time injury frequency rate at the end of the third quarter 2021 was 0.14 per 200,000 hours worked. Our rolling twelve-month total recordable injury frequency rate, which is a measure of all injuries that require the intervention of medically trained personnel, was 3.17 at the end of the third quarter of 2021.

COVID-19 continues to be a risk for our employees, contractors, their families, local communities and other stakeholders. We established COVID-19 management plans and implemented enhanced protocols and preventative measures to mitigate the spread of COVID-19 at the onset of the pandemic. We continue to follow the stringent COVID-19 infection prevention guidance and directives of federal, provincial and regional authorities in respect of general and mine site-specific protocols and we are working in close partnership with our medical service provider and BC Northern Health in this regard. Under the guidance of the local health authority, a program to administer COVID-19 vaccinations was initiated at the Brucejack Mine and continued through the third quarter.

Throughout the COVID-19 pandemic, the Brucejack Mine has operated continuously under the directives provided by the BC Ministry of Energy, Mines and Low Carbon Innovation, BC Ministry of Health, BC Centre for Disease Control, and all applicable orders issued by the Provincial Health Officer including the Industrial Camps Order (July 21, 2021) which specifically addresses COVID-19 prevention and mitigation at industrial camp facilities.

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Environment

We have developed Environmental Management Plans (“EMPs”) to operate in a manner in accordance with our environmental policy as well as all regulatory requirements. The primary EMPs include plans for management of water quality and aquatic effects; air quality; metal leaching and acid rock drainage; wildlife; vegetation; and heritage resources, as well as plans for emergency spill response; chemicals and materials storage and handling; and waste management.

All environmental discharges remain in compliance with permits and applicable regulations.

One spill to the environment occurred during the third quarter 2021 which required external reporting to government authorities. The incident was categorized to have no to negligible potential for environmental impact. The spill was fully contained onsite and cleaned up as per our standard operating procedure.

With respect to carbon reduction, we have committed to the purchase of battery electric vehicles to replace our fleet of diesel-powered underground haul trucks. Mobile combustion of gasoline and diesel contributed to roughly 68% of the Green House Gas (GHG) emitted from operating the Brucejack Mine in 2020. After the roll out of this multi-year plan from 2021 to 2023, we forecast a reduction of approximately 24% or ~6,900 tonnes of carbon dioxide equivalent (tCO2e) annually from the implementation of this initiative.

Community

We manage our impacts and contribute to the social and economic development of local communities. Our Social Responsibility Policy describes the principles that guide our activities in the area of community relations, and is supported by detailed management plans that govern the formal aspects of relationship management. The Economic and Social Effects Mitigation Plan addresses the scope of our initiatives for employment, training and contracting, and the Aboriginal Consultation Plan outlines our communication plans and commitments in the area of First Nations engagement.

As a proud corporate citizen of northwest BC, we value our relationships with Indigenous groups, local residents, and communities surrounding the Brucejack Mine. We make it a priority to ensure that benefits of jobs, income and community development opportunities remain in northwest BC.

At September 30, 2021 our total workforce at the Brucejack Mine was 1,409 people, including both direct employees and on-site contractors. We directly employed 831 people, of which 29% identified as Indigenous, 45% were from local communities in northwest BC and 91% were residents of BC.

We have entered into Cooperation and Benefits Agreements with local First Nations communities in respect of the Brucejack Mine. Under the terms of these agreements, we have committed to support local employment and provide economic benefits to these communities.

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We continue to engage with local communities to offer support during the COVID-19 pandemic. We have been proactively communicating and collaborating with local communities and other local authorities about the health and safety protocols implemented at the Brucejack Mine.

We invest in local infrastructure, health care, education, cultural and community programs, and have continued these programs to the extent possible during the COVID-19 pandemic, with appropriate health and safety protocols.

OPERATING RESULTS

Three and nine months ended September 30, 2021 compared to the three and nine months ended September 30, 2020

		For the three months ended		For the nine months ended
		September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Ore milled	t	348,026	325,420	1,019,563	997,821
Mill throughput	tpd	3,783	3,537	3,735	3,642
Head grade	g/t Au	7.8	8.6	8.4	8.4
Gold recovery	%	97.1	97.6	97.1	96.9
Gold produced	oz	90,673	86,136	259,551	259,443

Mining and processing

During the three months ended September 30, 2021, a total of 348,026 tonnes of ore, equivalent to a throughput rate of 3,783 tonnes per day, were processed. This was a 6.9% increase from the comparable period in 2020, in which a total of 325,420 tonnes of ore, equivalent to a throughput rate of 3,537 tonnes per day, were processed.

The mill feed grade averaged 7.8 grams per tonne gold for the third quarter of 2021, which was 9.3% lower than the 8.6 grams per tonne in the comparable period in 2020. Gold recovery for the third quarter of 2021 was 97.1% compared to 97.6% in the comparable period in 2020.

For the nine months ended September 30, 2021 a total of 1,019,563 tonnes of ore, equivalent to a throughput rate of 3,735 tonnes per day, were processed at a mill feed grade of 8.4 grams per tonne. The tonnes processed were 2% higher for the first nine months of 2021 compared to the prior year period, while mill feed grade and gold recovery were consistent with the comparable period in 2020.

We continued our lateral development at an advanced rate during the three months ended September 30, 2021, achieving approximately 1,140 meters per month (2020 – 1,029 meters per month) for a total of 3,420 meters completed during the third quarter 2021 (2020 – 3,086 meters).

Diamond drilling activity continued to progress during the third quarter of 2021, with nine diamond drills on site conducting infill and resource expansion drilling. Infill diamond drilling targeted Mineral Reserves proximal to mine infrastructure to build stope inventory and provide flexibility for near term mining. A total of 53,193 meters of diamond drilling was completed for the three months ended September 30, 2021.

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We expect to continue to focus on advancing underground development to expand mine access at depth and to the west. The increased development should provide sufficient access to build the stope inventory required to allow mining operations to optimize gold production and additional platforms for resource expansion drilling. As of September 30, 2021, we had 292,202 drilled tonnes of stope inventory.

Gold and silver production

During the three months ended September 30, 2021, the Brucejack Mine produced 90,673 ounces of gold and 112,051 ounces of silver. For the comparable period in 2020, we produced 86,136 ounces of gold and 130,975 ounces of silver. The increase in gold production was primarily due to increased mill throughput and the reduction in gold remaining in-circuit from 7,718 ounces at June 30, 2021 to 1,677 ounces at September 30, 2021, partially offset by lower head grade.

For the nine months ended September 30, 2021, the Brucejack Mine produced 259,551 ounces of gold and 347,956 ounces of silver compared to 259,443 ounces of gold and 364,223 ounces of silver in the comparable period of 2020.

FINANCIAL RESULTS

Three and nine months ended September 30, 2021 compared to the three and nine months ended September 30, 2020

		For the three months ended		For the nine months ended
In thousands of USD, except where noted		September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
			Restated(1)		Restated(1)
Gold sold	oz	81,626	81,068	247,951	257,576
Average realized price(2)	$/oz	1,799	1,935	1,802	1,759

Revenue		$146,825	154,876	441,561	448,003
Cost of sales		$96,252	86,710	287,892	270,746
Net earnings for the period		$22,046	31,215	79,366	76,092
Per share - basic and diluted	$/share	0.12	0.17	0.42	0.41
EBITDA(2)		$67,011	77,929	207,820	220,326
Adjusted earnings(2,3)		$24,328	31,985	78,150	80,152
Per share - basic(2,3)	$/share	0.13	0.17	0.42	0.43
			-
Production costs per tonne milled	$/t	201	192	204	189
Total cash costs(2)	$/oz	862	755	849	764
All-in sustaining costs(2)	$/oz	1,071	1,016	1,059	974

(1)	Amounts included in the table above for the three and nine months ended September 30, 2020 have been restated to account for the voluntary change in accounting policy related to E&E expenditures. Refer to the “Changes in Accounting Policies” section of this MD&A.

(2)	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

(3)	In addition to the voluntary change in accounting policy related to E&E expenditures, adjusted earnings has been restated to reflect management’s new definition as described in the “Non-IFRS Financial Performance Measures” section.

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Gold sales and revenue

The gold price rose over the course of 2020 amid economic uncertainty that was exacerbated by the COVID-19 pandemic starting in March 2020. The gold price declined in the first quarter of 2021 before increasing during the second quarter of 2021 and then decreasing in the third quarter. The gold price in the third quarter of 2021 was lower than in the comparative 2020 period while the price for the nine months ended September 30, 2021 was higher than in the comparative period. The average London Bullion Market Association AM and PM market price over the three and nine months ended September 30, 2021 was $1,790 (2020 – $1,909) and $1,800 (2020 - $1,736), respectively per ounce of gold.

For the three months ended September 30, 2021, we sold 81,626 ounces of gold, a 0.7% increase from 81,068 ounces of gold sold in the comparable period in 2020. The increase in gold ounces sold was due to higher production mostly offset by changes in inventory due to the timing of sales relative to production and the processing of higher grade stopes late in the quarter. The average realized gold price(1) was $1,799, a 7.0% decrease from the average realized gold price(1) in the comparable period in 2020.

Revenue of $146,825 for the third quarter 2021 decreased by 5.2% from $154,876 in the third quarter 2020. The decrease in revenue was primarily the result of a decrease in the average realized gold price(1).

For the nine months ended September 30, 2021 we sold 247,951 ounces of gold, a 3.7% decrease from 257,576 ounces of gold sold in the comparable period in 2020. The reduction in gold ounces sold was due to changes in inventory due to the timing of sales relative to production, the processing of higher grade stopes late in the quarter. The average realized gold price(1) was $1,802, a 2.5% increase from the average realized gold price(1) in the comparable period in 2020.

Revenue of $441,561 for the nine months ended September 30, 2021 was 1.4% lower than the $448,003 in the comparable period of 2020 as the increase in the average realized gold price was more than offset by the impact of lower ounces of gold sold.

Cost of sales

Cost of sales for the three and nine months ended September 30, 2021 were $96,252 and $287,892, respectively, compared to $86,710 and $270,746, respectively in the comparable periods in 2020.

Cost of sales includes total production costs, depreciation and depletion, site share-based compensation, royalties and selling costs, and changes in inventories, reflecting the difference between produced and sold ounces.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

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For the three months ended September 30, 2021, production costs were $70,013 compared to $62,429 in the comparable period in 2020. Significant movements in production costs included:

●	A majority of our production costs are incurred in CAD. During the three months ended September 30, 2021, the average CAD:US foreign exchange rate was C$1.2600 to $1.00 (2020 – C$1.3321 to $1.00). The impact of the strengthening CAD resulted in an increase in production costs of approximately $2,800 compared to the comparable period in 2020.

●	Production costs, excluding the effects of foreign exchange changes and COVID-19 related costs, increased by approximately $6,200 due to higher levels of throughput, drilling activity and related assay costs and higher diesel prices compared to the comparable period in 2020, partially offset by lower binder consumption.

●	COVID-19 related costs decreased by $1,400 during the three months ended September 30, 2021 compared to the comparable period in 2020. We incurred production costs of approximately $700 (2020 – $2,100) in the third quarter 2021 related to COVID-19 safety and testing protocols and employee salaries and contractor costs.

For the nine months ended September 30, 2021, production costs were $208,162 compared to $188,306 in the comparable period in 2020. Significant movements in production costs included:

●	During the nine months ended September 30, 2021, the average CAD:US foreign exchange rate was C$1.2513 to $1.00 (2020 – C$1.3541 to $1.00). The impact of the strengthening CAD resulted in an increase in production costs of approximately $15,500 compared to the comparable period in 2020.

●	Production costs, excluding the effects of foreign exchange changes and COVID-19 related costs increased by approximately $7,900 versus the comparable period in 2020. Increases in costs due to higher levels of drilling activity and related assay costs, slightly higher levels of throughput and higher diesel prices than in the comparable period in 2020 were offset by lower binder consumption and costs in the comparable period related to changes in senior management.

●	We incurred production costs of approximately $3,300 (2020 – $6,800) in the nine months ended September 30, 2021 related to COVID-19 safety and testing protocols, employee salaries and contractor costs. This represented a reduction of $3,500 in production costs related to COVID-19 versus the comparable period in 2020.

Depreciation and depletion included in cost of sales for the three and nine months ended September 30, 2021 were $23,569 and $71,750 respectively, compared to $23,848 and $68,237 in the respective comparable periods in 2020.

Change in inventories reflects timing of inventory produced and subsequently sold in the period. For the three months ended September 30, 2021, the change in inventories resulted in a reduction in costs of sales of $2,718 (2020 – $5,479). For the nine months ended September 30, 2021, the change in inventories resulted in a reduction in cost of sales of $8,144 (2020 – $2,239).

MANAGEMENT’S DISCUSSION & ANALYSIS THIRD QUARTER 2021	17

Unit cost performance

Total production costs

In thousands of USD,	For the three months ended
except for tonnes and per tonne data	September 30, 2021			September 30, 2020
Ore milled (tonnes)	348,026		-	325,420		-
Mining	$37,181	$/t	107	$33,456	$/t	103
Processing	8,247		24	6,409		20
Surface services and other	9,497		27	9,568		29
Mine general and administrative	15,088		43	12,996		40
Total production costs	$70,013	$/t	201	$62,429	$/t	192

Total production costs for the three months ended September 30, 2021 averaged $201 per tonne, an increase from $192 per tonne in the comparable period in 2020.

The strengthening of the CAD resulted in an increase in production costs by approximately $8 per tonne.

Additional production costs and the impact of higher volumes processed, excluding the effects of foreign exchange changes and COVID-19 related costs, resulted in an increase in production costs of approximately $5 per tonne.

Costs associated with COVID-19 safety and testing protocols including costs for transportation of employees to and from the Brucejack Mine and contractors to administer COVID-19 testing protocols were lower as compared to the 2020 period. As a result, production costs were lower by approximately $5 per tonne compared to the 2020 period.

In thousands of USD,	For the nine months ended
except for tonnes and per tonne data	September 30, 2021			September 30, 2020
Ore milled (tonnes)	1,019,563		-	997,821		-
Mining	$108,587	$/t	107	$97,727	$/t	98
Processing	22,186		22	20,828		21
Surface services and other	29,469		29	30,721		31
Mine general and administrative	47,920		47	39,030		39
Total production costs	$208,162	$/t	204	$188,306	$/t	189

Total production costs for the nine months ended September 30, 2021 averaged $204 per tonne, an increase from $189 per tonne in the comparable period in 2020.

The strengthening of the CAD resulted in an increase in production costs by approximately $15 per tonne.

MANAGEMENT’S DISCUSSION & ANALYSIS THIRD QUARTER 2021	18

Additional production costs and, to a lesser extent, the impact of higher volumes processed, excluding the effects of foreign exchange changes and COVID-19 related costs, resulted in an increase in production costs of approximately $3 per tonne.

Costs associated with COVID-19 safety and testing protocols including costs for transportation of employees to and from the Brucejack Mine and contractors to administer COVID-19 testing protocols were lower as compared to the comparable period in 2020. As a result, production costs were lower by approximately $4 per tonne compared to the comparable period in 2020.

Total cash costs(1) and AISC(1)

Total cash costs(1) for the three months ended September 30, 2021 were $862 per ounce of gold sold compared to $755 per ounce of gold sold in the comparable period in 2020. Total cash costs(1) increased primarily due to higher production costs.

AISC(1) for the three months ended September 30, 2021 totaled $1,071 per ounce of gold sold compared to $1,016 per ounce of gold sold in the comparable period in 2020. AISC(1) increased for the same reasons as total cash costs(1) as well as higher levels of sustaining capital expenditures.

Sustaining capital expenditures increased for the three months ended September 30, 2021 due to comprehensive drill programs and improvement-oriented capital expenditures, partially offset by the sale of a cable bolter in the quarter.

The impact of the strengthening CAD on total production costs during the third quarter of 2021 increased total cash costs(1) and AISC(1) by approximately $35 per ounce of gold sold in the period compared to the comparable period in 2020.

Production costs associated with COVID-19 safety protocols and the COVID-19 outbreak impacted total cash costs(1) and AISC(1) by approximately $8 per ounce of gold sold in the third quarter of 2021, compared to approximately $25 in the comparable period of 2020.

Total cash costs(1) for the nine months ended September 30, 2021 were $849 per ounce of gold sold compared to $763 per ounce of gold sold in the comparable period in 2020. Total cash costs(1) increased primarily due to higher production costs as well as a lower amount of gold ounces sold in the period.

AISC(1) for the nine months ended September 30, 2021 totaled $1,059 per ounce of gold sold compared to $971 per ounce of gold sold in the comparable period in 2020. AISC(1) increased for the same reasons as total cash costs(1) as well as due to higher levels of sustaining capital expenditures. Sustaining capital expenditures increased for the nine months ended September 30, 2021 due to comprehensive drill programs, improvement-oriented capital expenditures and the purchase of an electric Z50 truck and deposits on the additional six electric trucks in the fleet. This was partially offset by the sale of a cable bolter in the third quarter of 2021.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

MANAGEMENT’S DISCUSSION & ANALYSIS THIRD QUARTER 2021	19

The impact of the strengthening CAD on total production costs during the first nine months of 2021 increased total cash costs(1) and AISC(1) by approximately $62 per ounce of gold sold in the period compared to the comparable period in 2020.

Production costs associated with COVID-19 safety protocols and the COVID-19 outbreak impacted total cash costs(1) and AISC(1) by approximately $13 per ounce of gold sold in the first nine months of 2021, compared to approximately $27 in the comparable period of 2020.

Other expenses

Corporate administrative costs for the three months ended September 30, 2021 were $3,703 compared to $6,238 in the comparable period in 2020. The decrease was primarily due to termination costs related to changes in senior management in the amount of $1,341 in the prior year period and a decrease in share based compensation of $1,154.

Corporate administrative costs for the nine months ended September 30, 2021 were $12,330 compared to $16,636 in the comparable period in 2020. The decrease was primarily due to $3,575 in termination costs for the departure of the former President and Chief Executive Officer, EVP and CFO and adjustments for the final 2019 employee bonus in the 2020 period.

During the three and nine months ended September 30, 2021, we incurred interest and finance expense of $3,724 and $11,619, respectively, compared to $5,549 and $17,956 in the respective comparable periods in 2020. The decrease in interest and finance expense was primarily the result of a decrease in the outstanding balance of our senior secured loan facility (“Loan Facility”), which was refinanced by way of the Amended Loan Facility on August 9, 2021. See “Significant Business Developments – Loan Facility refinancing” in this MD&A.

For the three and nine months ended September 30, 2021, we recognized a current income tax expense of $1,461 and $4,452, respectively, and a deferred income tax expense of $15,949 and $43,490, respectively, compared to $1,808 and $17,362 in the third quarter and $4,727 and $54,320 in the first nine months of 2020. For the three and nine months ended September 30, 2021, our current income tax expense related to the 2% net current proceeds portion of the British Columbia Mineral Tax (“BCMT”). These amounts represent cash taxes payable.

Currently, we do not have federal and other provincial income taxes payable due to Brucejack Mine development and capital expenditure tax pools. We do not anticipate paying cash taxes for federal and provincial income taxes for approximately three years, based on the life of mine plan detailed in our current technical report with respect to the Brucejack Project and current gold prices. Once we are in a tax payable position, we anticipate paying taxes at a combined rate of 36.5% on mine operating earnings.

We are subject to Canadian federal and BC provincial income taxes with an aggregate rate of 27%. We are also subject to the BCMT, which is accounted for as an income tax. The BCMT requires initial payments of 2% of net current proceeds until initial construction tax pools are utilized, after which a rate of 13% applies, which is deductible for federal and provincial income taxes.

The BCMT is calculated in CAD which results in foreign exchange movements on our BCMT tax pools each period. Additionally, we have certain assets related to the Brucejack Mine recorded with application of IAS 12, Income Taxes, initial recognition exemption (“IRE”), which results in no corresponding deferred income tax recovery as the assets are amortized. As a result, this will increase our deferred income tax expense over the remaining life of the Brucejack Mine, however, it will not impact cash taxes. These items will continue to cause fluctuations on our overall effective tax rate in future periods.

MANAGEMENT’S DISCUSSION & ANALYSIS THIRD QUARTER 2021	20

For the three and nine months ended September 30, 2021, our effective tax rate, including both current and deferred income taxes, was 44.1% and 37.7%, respectively (2020 – 38.0% and 43.7%, respectively). Our effective tax rate was impacted in the third quarter of 2021 by deferred income tax expense related to foreign exchange movements on our BCMT tax pools. For the 9 months ended September 30, 2021, our effective tax rate, when compared to the 2020 rate, was impacted by deferred income tax expense related to adjustments in our decommissioning and restoration provision in the current year and foreign exchange movements on our BCMT tax pools in the prior period.

Net earnings, EBITDA(1) and adjusted earnings(1)

Net earnings and comprehensive earnings for the three month and nine months ended September 30, 2021 were $22,046 and $79,366 respectively, compared to $31,215 and $76,092 for the comparable periods in 2020. The decrease in net earnings in the third quarter of 2021 was primarily attributed to lower revenues and higher cost of sales, partially offset by decreases in interest and finance expense on the Loan Facility, corporate administrative costs and deferred income tax expenses. The increase in earnings for the nine months ended September 30, 2021 was primarily due to lower interest and finance expense on the Loan Facility (and, since August 9, 2021, the Amended Loan Facility), corporate administrative costs and deferred income tax expenses, partially offset by lower revenues and higher cost of sales.

EBITDA(1) of $67,011 and $207,820 in the third quarter and first nine months of 2021, respectively, decreased from $77,929 and $220,326 in the respective comparable periods of 2020 primarily due to decreased revenues and higher production costs.

Adjusted earnings(1) for the three and nine months ended September 30, 2021 were $24,328 and $78,150, respectively, compared to $31,985 and $80,152 for the respective comparable periods in 2020. Adjusted earnings were impacted by the same reasons as net earnings as well as fluctuations in foreign exchange rates during the period.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

MANAGEMENT’S DISCUSSION & ANALYSIS THIRD QUARTER 2021	21

LIQUIDITY AND CAPITAL RESOURCES

Cash flow

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
In thousands of USD	2021	2020	2021	2020
		Restated(1)		Restated(1)
Cash flow information
Cash generated by operating activities	$64,049	$77,495	$198,389	$219,771
Cash used in financing activities	(11,761)	(877)	(86,896)	(39,145)
Cash used in investing activities	(40,462)	(10,686)	(73,093)	(28,412)
Effect of foreign exchange rate changes on cash and cash equivalents	(919)	343	297	(379)
Change in cash and cash equivalents	$10,907	$66,275	$38,697	$151,835
Free cash flow(2)	$23,587	$66,809	$125,296	$191,359

(1)	Amounts included in the table above for the three months ended September 30, 2020 have been restated to account for the voluntary change in accounting policy related to E&E expenditures. Refer to the “Changes in Accounting Policies” section of this MD&A.

(2)	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

We generated $64,049 and $198,389 in operating cash flows for the three and nine months ended September 30, 2021, respectively, compared to $77,495 and $219,771 for the respective comparable periods in 2020. The decrease in cash flows generated from operations is primarily due to lower revenues and higher production costs.

We used $11,761 in financing cash flows for the three months ended September 30, 2021 compared to $877 in the comparable period in 2020. In the third quarter of 2021, financing cash outflows included $5,882 (2020 – $16,667) of repayments on the Amended Loan Facility, payment of $2,206 (2020 – $3,845) in interest related to the Loan Facility and convertible notes, transaction costs related to the Loan Facility of $1,932 (2020 - $nil) and lease payments of $1,858 (2020 – $1,508). These were partially offset by proceeds from borrowing on the Loan Facility of $nil (2020 - $16,000) and proceeds from the exercise of share options of $117 (2020 - $5,143).

We used $86,896 in financing cash flows for the nine months ended September 30, 2021 compared to $39,145 in the comparable period in 2020. In the first nine months of 2021, financing cash outflows included $77,215 (2020 – $50,000) of repayments on the Loan Facility and the Amended Loan Facility, including a voluntary repayment of the remaining amount of $38,000 on the revolving portion of our Loan Facility, payment of $5,547 (2020 – $12,758) in interest related to the Loan Facility and convertible notes, lease payments of $6,062 (2020 – $4,591) and transaction costs related to the Loan Facility of $1,932 (2020 - $nil). These were partially offset by proceeds from the exercise of share options of $3,860 (2020 - $12,204). During the 2020 period financing cash inflows included a $16,000 (2021 - $nil) draw down on the Loan Facility.

Cash used in investing activities for the three months ended September 30, 2021 was $40,462 compared to $10,686 for the comparable period in 2020. For the three months ended September 30, 2021, cash used in investing activities related to sustaining and expansion capital expenditures in the amount of $41,006 (2020 – $10,931).

MANAGEMENT’S DISCUSSION & ANALYSIS THIRD QUARTER 2021	22

During the three months ended September 30, 2021, we incurred $9,351 on sustaining capital expenditures compared to $9,151 in the comparable period in 2020. Sustaining capital expenditures during the period included resource drilling, a down payment for the six electric haul trucks, underground development, and purchase of surface operations trucks and trailers. In the comparable period in 2020, sustaining capital expenditures included underground development, resource drilling, purchase of one reverse circulation drill, repair of mill building exterior walls and construction costs of the bulk gravity lab.

During the three months ended September 30, 2021, we incurred $31,882 on expansion capital expenditures compared to $3,552 in the comparable period in 2020. Significant expansion capital expenditures incurred during the period included construction costs for the new permanent camps at the Brucejack Mine, the new assay lab and integrated core shack. In the comparable period of 2020, expansion capital expenditures included construction costs of the new mill dry.

Cash used in investing activities for the nine months ended September 30, 2021 was $73,093 compared to $28,412 for the comparable period in 2020. For the nine months ended September 30, 2021, cash used in investing activities related to sustaining and expansion capital expenditures in the amount of $77,229 (2020 – $29,016).

During the nine months ended September 30, 2021, we incurred $26,243 on sustaining capital expenditures compared to $20,343 in the same period in 2020. Sustaining capital expenditures incurred during the period included resource drilling, the purchase of one electric haul truck and down payment for the remaining fleet of six trucks, underground development and purchase of surface operations trucks and trailers. In the comparable period in 2020, sustaining capital expenditures included purchase of three reverse circulation drills, underground development, resource drilling, repair of mill building exterior walls and construction costs of the bulk gravity lab.

During the nine months ended September 30, 2021, we incurred $60,480 on expansion capital expenditures compared to $10,084 in the same period in 2020. Significant expansion capital expenditures incurred during the period included construction costs for the new permanent camps at the Brucejack Mine, the new assay lab and integrated core shack. In the comparable period of 2020, expansion capital expenditures included construction costs of the new mill dry and apron feeder.

Free cash flow(1) for the three and nine months ended September 30, 2021 was $23,587 and $125,296, respectively, compared to $66,809 and $191,359 for the respective comparable periods in 2020.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

MANAGEMENT’S DISCUSSION & ANALYSIS THIRD QUARTER 2021	23

Capital resources

In thousands of USD	September 30,	December 31,
	2021	2020
		Restated(1)
Cash and cash equivalents	$213,450	$174,753
Working capital(2) surplus	56,877	75,578
Long-term debt	68,787	195,958

(1)	Amounts included in the table above for the period ended December 31, 2020 have been restated to account for the voluntary change in accounting policy related to E&E expenditures. Refer to the “Changes in Accounting Policies” section of this MD&A.

(2)	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Our cash and cash equivalents as at September 30, 2021 totaled $213,450, increasing by $38,697 from $174,753 as at December 31, 2020. The increase in cash and cash equivalents was primarily due to free cash flow(1) of $125,296 less cash used in financing activities of $86,896 for the nine months ended September 30, 2021.

We have working capital(1) of $56,877 as at September 30, 2021 compared to $75,578 as at December 31, 2020. The decrease in working capital is primarily due to the classification of the convertible debt in the amount of $97,467 from non-current to current as its maturity date is March 15, 2022, offset by the increase in cash and cash equivalents.

Working capital(1) items other than cash and cash equivalents and the current portion of long-term debt consisted of receivables and other of $14,058 (December 31, 2020 – $12,883), inventories of $30,009 (December 31, 2020 – $19,437) and accounts payable and accrued liabilities of $79,643 (December 31, 2020 – $64,828). As at September 30, 2021, there were 5,551 ounces of gold doré and 4,187 ounces of gold in concentrate in finished goods inventory recorded at a cost of $1,098 per ounce including depreciation and depletion.

On August 9, 2021, we refinanced the Loan Facility with the Amended Loan Facility. The Amended Loan Facility consists of a $100,000 Term Facility and a $250,000 Revolving Facility. The Amended Loan Facility matures on August 8, 2025. Refer to the “Recent Business Developments” section of this MD&A for a description of the Amended Loan Facility.

At September 30, 2021, the undrawn portion of the Amended Loan Facility was $248,352 with $1,648 (C$2,100) used for a letter of credit supporting a reclamation deposit requirement.

We monitor forecasted liquidity in the form of cash and cash equivalents as well as amounts available under the revolving portion of the Loan Facility (now the Amended Loan Facility) to ensure we have sufficient resources to meet operational costs, capital investments, scheduled debt repayments and other commitments.

Factors that could impact our liquidity are monitored regularly and include the gold price, foreign exchange rates, production levels, operating costs, the COVID-19 pandemic and capital costs. The COVID-19 pandemic and any future emergence and spread of similar pathogens could have a material adverse impact on our business, operations and operating results, financial condition, liquidity and the market for our securities. We continue to monitor the risk associated with the COVID-19 pandemic on our liquidity position.

MANAGEMENT’S DISCUSSION & ANALYSIS THIRD QUARTER 2021	24

We have filed a base shelf prospectus in Canada and a registration statement on Form F-10 in the United States, which allows us to offer up to $600,000 of common shares, debt securities, warrants, units, subscription receipts and share purchase contracts from time to time until July 2022.

At current gold prices, we believe our cash and cash equivalents on hand, our available liquidity under the Amended Loan Facility and future cash flows from operations are sufficient to fund our operations, as well as other planned and foreseeable commitments currently estimated for the next twelve months. With respect to medium- and longer-term capital requirements, we believe that operating cash flow, our active management of our operations and development activities, and where appropriate, capital available through financing sources such as debt and equity funding, will enable us to maintain our capacity, meet our planned growth and/or fund development activities.

MANAGEMENT’S DISCUSSION & ANALYSIS THIRD QUARTER 2021	25

Commitments

The following table provides our contractual and decommissioning and restoration commitments as of September 30, 2021.

In thousands of USD	1 year	2-3 years	4-5 years	More than 5 years	Total
Operating activities:
Decommissioning and restoration provision	$238	$117	$-	$22,226	$22,581
Lease obligations	4,559	3,715	2	-	8,276
Purchase commitments(1)	19,297	-	-	-	19,297
Short-term lease commitments	232	-	-	-	232

Financing activities:
Principal repayments on Loan Facility	23,529	47,059	23,529	-	94,118
Repayment of convertible notes	101,116	-	-	-	101,116
Interest payments on Loan Facility(2)	2,237	2,621	363	-	5,221
	$151,208	$53,512	$23,894	$22,226	$250,841

(1)	Purchase commitments relate primarily to production costs and capital projects at the Brucejack Mine.

(2)	Interest payments on Loan Facility represent our reasonable estimate based on current LIBOR and our projected applicable margin in accordance with the terms of the Loan Facility.

Refer to the “Business Outlook and 2021 Guidance” section below, for a discussion of capital expenditures we expect to undertake in 2021. We expect to finance these capital expenditures from existing cash on hand and free cash flow (1).

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

MANAGEMENT’S DISCUSSION & ANALYSIS THIRD QUARTER 2021	26

EXPLORATION, RESOURCE EXPANSION AND DEFINITION DRILLING

The 2021 Brucejack definition and resource expansion drill programs are anticipated to total approximately 195,000 meters of drilling. The definition drill program (60%) consists of in-reserve definition drilling within the Mineral Reserve and in-resource and sustaining drilling within the Mineral Resource but outside the Mineral Reserve. The resource expansion drill program (40%) consists of resource expansion drilling beyond the Mineral Resource. Resource expansion drilling is testing zones adjacent to the defined Mineral Resource with the potential to extend mineralization underground towards the West Zone, Galena Hill, Gossan Hill, and Bridge Zone. The near-mine exploration program is focused first on exploration drill targets along the four-kilometer trend of highly-altered rocks which outcrop from the Hanging Glacier Zone northwest of the Brucejack Mine to the Bridge Zone located southeast of the mine.

Extensive drilling will continue through the remainder of 2021, consisting of a definition program and a resource expansion program adjacent to the Brucejack Mine infrastructure. Currently there are seven drills operating, with six drills working on the definition drill program and one drill testing the resource expansion potential underground. The surface near-mine exploration program is now complete.

Drilling categories		Q3 2021	YTD 2021	Planned 2021
In-reserve definition and in-resource sustaining	m	28,211	69,778	113,000
Resource expansion	m	24,982	73,481	82,000
Total	m	53,193	143,259	195,000
Near-mine exploration	m	16,174	19,071	18,000

Resource expansion drilling continued through the third quarter of 2021 with 24,982 meters completed within the North Block, 1080 Level, Gossan Hill and Bridge Zones targeting previously identified mineralization outside of the current Mineral Resource. In early July, drills from underground were repositioned to complete a 15,007-meter resource expansion drill program at Gossan Hill from surface, which was completed on October 3, 2021. At the Bridge Zone, an 11,000-meters of underground resource expansion drill program was initiated in late August and is continuing in the fourth quarter of 2021.

The 2021 near-mine exploration program was initiated in mid-June with two drills positioned on surface. The program focused on exploration drill targets along the four-kilometer trend of highly altered rocks that extends from the Valley of the Kings deposit to the Hanging Glacier Zone to the north. In the third quarter 16,174 meters of near-mine exploration drilling was completed.

The near-mine exploration drilling resulted in a new high-grade gold exploration discovery at the Golden Marmot Zone, located 3.5 kilometres north of the Valley of the Kings deposit. Assay results have been received for the first nine drill holes of which eight drill holes intersected gold. A highlight was drill hole SU-786 which intersected four bands of high-grade gold mineralization over 53.5 meters. Refer to the “Significant Business Developments” section of this MD&A.

MANAGEMENT’S DISCUSSION & ANALYSIS THIRD QUARTER 2021	27

Mineralization at the Golden Marmot Zone occurs as coarse-grained electrum hosted within silicified and quartz-sericite-pyrite altered conglomerates and sandstones, which is the same as the Valley of the Kings deposit.

The 2021 Golden Marmot drill target was defined by prospecting during the 2019 and 2020 field programs. To complement this field work and aid in target selection artificial intelligence and machine learning algorithms were applied to synthesize the geochemical, geophysical and hyperspectral data available from the Brucejack Property. This program identified 65 targets on the Brucejack Property, with Golden Marmot ranking as a high priority drill target for quartz vein hosted gold mineralization. See our news release dated October 25, 2021 for more information, including assay results and a discussion of the process for the preparation and analysis of samples.

To follow up on the successful discovery of epithermal style gold mineralization at Hanging Glacier in 2020, a 5,173-meter drill program was initiated in early July to delineate the mineralized corridor and test for higher-grade, epithermal-style veins higher up in the stratigraphy (see news release dated December 16, 2020). Hanging Glacier is located approximately four kilometers northwest of the Brucejack Mine and is easily accessible in the summer using existing exploration trails.

In addition to drilling, the near-mine exploration program included a high-resolution magnetic survey and an MT and IP geophysical survey focused over the four-kilometer trend from Brucejack to Hanging Glacier.

BUSINESS OUTLOOK AND 2021 GUIDANCE

Our current 2021 guidance is summarized in the table below. Due to the variable nature of the precious metals mineralization at the Brucejack Mine, as well as other factors, operational and financial results can vary from quarter to quarter. Achieving our 2021 guidance assumes that there is no new significant impact on operations at the Brucejack Mine, including due to the COVID-19 pandemic or a further outbreak at the mine or disruptions to our suppliers, contractors or customers. See the “Risks and Uncertainties” section of this MD&A.

		2021 Guidance
Gold production	oz	325,000	-	365,000
Average grade	g/t Au	7.5	-	8.5
Recovery rate	%		~	97%
Total cash cost	$/oz	820	-	920
Sustaining capital (1)		$40,000	-	45,000
AISC	$/oz	1,060	-	1,190
Expansion capital (1)		$65,000	-	75,000
Free cash flow (2)		$120,000	-	170,000

(1)	The guidance for sustaining capital and expansion capital was revised on August 12, 2021.

(2)	Free cash flow is based on a gold price of $1,700 per ounce.

MANAGEMENT’S DISCUSSION & ANALYSIS THIRD QUARTER 2021	28

Effective with the release of our second quarter results on August 12, 2021, we adjusted the original guidance announced in our news release of January 18, 2021. We lowered the expected range of sustaining capital expenditures to $40,000 - $45,000 from $50,000 - $55,000 and increased our expected range of expansion capital expenditures to $65,000 - $75,000 from $55,000 - $65,000.

All other 2021 guidance previously announced in our news release dated January 18, 2021, remains unchanged.

We lowered our guidance range for sustaining capital expenditures, a component of AISC(1), due to reduced activity levels in the first quarter due to the COVID-19 outbreak at the Brucejack Mine, as well as to reflect updated timing of activities and purchases. Sustaining capital expenditures include the capitalized portion of underground development and drill programs as well as improvement-oriented expenses, such as electric underground haul trucks to reduce costs related to ventilation and maintenance, increase productivity and reduce our carbon footprint.

Expansion capital expenditures include construction of permanent camps and projects to support the growth and to improve the efficiency of operations. We increased our guidance range for expansion capital expenditures due to increased costs of input materials, more recent estimates provided by vendors, detailed engineering being completed and construction activities advanced in the first half of 2021 and, to a lesser extent, the strengthening of the CAD relative to the USD.

Gold production for 2021 is expected to be in the range of 325,000 - 365,000 ounces. The processing rate is expected to average 3,800 tonnes per day with average annual gold grade between 7.5 grams per tonne to 8.5 grams per tonne at a targeted gold recovery of 97%.

AISC(1) for 2021 is expected to range from $1,060 - $1,190 per ounce of gold sold with total cash costs(1) expected to range from $820 - $920 per ounce of gold sold and reflect the 2021 investments in an accelerated rate of underground development, comprehensive drill programs and improvement-oriented capital expenditures.

As the threat of COVID-19 remains a risk, we expect to continue to incur additional costs to safely sustain operations and minimize the potential of another outbreak at the Brucejack Mine of approximately $10 to $15 per ounce of gold sold in 2021.

We expect to continue advancing underground development at a rate in excess of 1,000 meters per month through 2021 that will expand access underground. The expanded access is expected to provide more flexibility to build drilled-off stope inventory, allow mining operations to optimize production and provide additional platforms for resource expansion drilling.

Corporate administrative costs, a component of AISC(1), are forecasted to be between approximately $18,000 - $22,000, including share-based compensation expense.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

MANAGEMENT’S DISCUSSION & ANALYSIS THIRD QUARTER 2021	29

Free cash flow(1) for 2021 is expected in the range of $120,000 - $170,000 at a gold price of $1,700 per ounce. The 2021 free cash flow(1) forecast includes expansion capital expenditures as well as expenditures related to the 2021 near-mine exploration program.

The average gold grade processed is one of the primary drivers of our financial and operational guidance and financial results. Given the highly variable and nuggety nature of the precious metal mineralization at the Brucejack Mine, the average mill feed grade processed and thus gold production levels can also exhibit variability which could be material, including over shorter periods such as quarterly financial periods.

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SUMMARY OF QUARTERLY RESULTS

The following table contains selected quarterly operational and financial information derived from our unaudited quarterly condensed consolidated interim financial statements, which are reported under IFRS applicable to interim financial reporting. All amounts included in the table below (other than for Q3, Q2 and Q1 of 2021) have been restated to account for the voluntary change in accounting policy related to E&E expenditures.

In thousands of USD,	2021	2021	2021	2020	2020	2020	2020	2019	2019
except per share data	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
				Restated(1)	Restated(1)	Restated(1)	Restated(1)	Restated(1)	Restated(1)
Gold produced	90,673	83,083	85,795	88,299	86,136	90,419	82,888	96,237	88,227
Gold sold	81,626	84,618	81,707	90,348	81,068	96,047	80,460	93,248	90,713
Revenue	$146,825	152,308	$142,428	$169,582	$154,876	$166,567	$126,560	$135,484	$132,735
Net and comprehensive earnings (loss)	$22,046	30,725	$26,595	$(102,796)	$31,215	$36,107	$8,770	$24,786	$5,122
Earnings (loss) per share - Basic and diluted	$0.12	0.16	$0.14	$(0.55)	$0.17	$0.19	$0.05	$0.13	$0.03
EBITDA(2)	$67,011	72,749	$68,060	$88,425	$77,929	$86,137	$56,260	$75,126	$57,597
AISC(2)	$1,071	1,099	$1,005	$1,009	$1,016	$911	$996	$866	$878

(1)	Amounts included in the table above for the periods up to that ended December 31, 2020 have been restated to account for the voluntary change in accounting policy related to E&E expenditures. Refer to the “Changes in Accounting Policies” section of this MD&A.

(2)	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Our financial results are primarily driven by gold production, the average realized price(1) of gold and cost of sales. Significant changes in any of these factors directly impact our revenue, net earnings (loss) and comprehensive earnings (loss) and EBITDA(1). In addition:

●	Our financial results for the three months ended December 31, 2020 were significantly impacted by the sale of the Snowfield Property to a subsidiary of Seabridge Gold Inc., which resulted in a loss on sale of E&E asset in the amount of $130,181 and a deferred income tax expense impact of $19,370. The impact of the sale of Snowfield was a loss per share of $0.80;

●	Throughout the 2020 periods, our financial results were also impacted by the 2020 update to the Mineral Reserve and Mineral Resource, as detailed in our current technical report with respect to the Brucejack Project, which impacted the calculation of depreciation and depletion expense beginning in the first quarter of 2020; and

●	Our financial results for the 2019 periods were impacted by the 2019 update to the Mineral Reserve and Mineral Resource which impacted the calculation of depreciation and depletion expense, the estimated timing of settlement of the decommissioning and site restoration provision, and the measurement of the offtake obligation commencing in the second quarter of 2019.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

MANAGEMENT’S DISCUSSION & ANALYSIS THIRD QUARTER 2021	31

OUTSTANDING SHARE DATA

As at November 11, 2021, we had the following number of securities outstanding:

	Number of securities	Exercise price ($)	Exercise price currency	Weighted average remaining life (years)
Common shares	187,898,059			-
Share options	432,415	$9.73 - $13.42	CAD	1.37
Convertible notes	6,250,000	$16.00	USD	0.34
RSUs(1)	601,644		CAD	1.80
PSUs(1)	238,868		CAD	2.01
	195,420,986

(1)	We may settle RSUs and PSUs in cash or our common shares, on a basis of one common share for each RSU and, depending on achievement of performance criteria, zero to two common shares for each PSU, as applicable.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

We have included certain non-IFRS measures in this MD&A. We believe that these measures, in addition to measures prepared in accordance with IFRS, provide readers an improved ability to evaluate our underlying performance and to compare it to information reported by other companies. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures presented by other issuers.

Total cash costs

We report total cash costs on a gold ounce sold basis. We believe that, in addition to measures prepared in accordance with IFRS, such as revenue, this information can be used to evaluate our performance and ability to generate operating earnings and cash flow from our mining operations. We use this metric to monitor operating cost performance.

Total cash costs include cost of sales such as mining, processing, surface services and other, mine general and administrative costs, royalties and selling costs and changes in inventories less non-cash depreciation and depletion, write-down of inventories, site share-based compensation and silver revenue divided by gold ounces sold to arrive at total cash costs per ounce of gold sold.

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The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

In thousands of USD,	For the three months ended		For the nine months ended
except for per ounce data	September 30,	September 30,	September 30,	September 30,
	2021	2020	2021	2020
		Restated(1)		Restated(1)
Gold ounces sold	81,626	81,068	247,951	257,576
Total cash costs reconciliation
Cost of sales	$96,252	$86,710	$287,892	$270,746
Less: Depreciation and depletion	(23,569)	(22,091)	(70,092)	(67,281)
Less: Silver revenue	(2,274)	(2,621)	(7,010)	(5,865)
Less: Site share-based compensation	(18)	(782)	(357)	(1,127)
Total cash costs	$70,391	$61,216	$210,433	$196,473
Total cash costs per ounce of gold sold	$862	$755	$849	$763

(1)	Amounts included in the table above for the three and nine months ended September 30, 2020 have been restated to account for the voluntary change in accounting policy related to E&E expenditures. Refer to the “Changes in Accounting Policies” section of this MD&A.

All-in sustaining costs

We believe that AISC more fully defines the total costs associated with producing gold. AISC is calculated based on the definitions published by the World Gold Council (“WGC”). The WGC is not a regulatory organization. We calculate AISC as the sum of total cash costs (as described above), sustaining capital expenditures (excluding significant projects considered expansionary in nature), accretion on decommissioning and restoration provision, treatment and refinery charges, payments on lease obligations, site share-based compensation, and corporate administrative costs, all divided by the gold ounces sold to arrive at a per ounce amount.

Other companies may calculate this measure differently as a result of differences in underlying principles and policies applied. Differences may also arise due to a different definition of sustaining versus expansion capital.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

In thousands of USD,	For the three months ended		For the nine months ended
except for per ounce data	September 30,	September 30,	September 30,	September 30,
	2021	2020	2021	2020
		Restated(1)		Restated(1)
Gold ounces sold	81,626	81,068	247,951	257,576
All-in sustaining costs reconciliation
Total cash costs	$70,391	$61,216	$210,433	$196,473
Sustaining capital expenditures (2)	9,351	9,151	26,243	20,343
Accretion on decommissioning and restoration provision	118	44	288	202
Treatment and refinery charges	2,203	3,632	7,510	11,263
Payments on lease obligations	1,858	1,508	6,062	4,591
Site share-based compensation	18	782	357	1,127
Corporate administrative costs (3)	3,451	6,038	11,630	16,031
Total all-in sustaining costs	$87,390	$82,371	$262,523	$250,030
All-in sustaining costs per ounce of gold sold	$1,071	$1,016	$1,059	$971

(1)	Amounts included in the table above for the three and nine months ended September 30, 2020 have been restated to account for the voluntary change in accounting policy related to E&E expenditures. Refer to the “Changes in Accounting Policies” section of this MD&A.

(2)	Sustaining capital expenditures include deferred development costs.

(3)	Includes the sum of corporate administrative costs per the statement of earnings and comprehensive earnings, excluding depreciation within those figures.

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Average realized price

We use average realized price per ounce of gold sold to better understand the gold price and cash margin realized throughout a period.

Average realized price is calculated as revenue from contracts with customers plus treatment and refinery charges included in concentrate revenue less silver revenue divided by gold ounces sold.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

In thousands of USD,	For the three months ended		For the nine months ended
except for per ounce data	September 30,	September 30,	September 30,	September 30,
	2021	2020	2021	2020
Revenue from contracts with customers	$146,896	$155,868	$446,340	$447,490
Treatment and refining charges	2,203	3,632	7,510	11,263
Less: Silver revenue	(2,274)	(2,621)	(7,010)	(5,865)
Gold revenue(1)	$146,825	$156,879	$446,840	$452,888
Gold ounces sold	81,626	81,068	247,951	257,576
Average realized price per ounce of gold sold	$1,799	$1,935	$1,802	$1,758

(1)	Gold revenue excludes the gain (loss) on trade receivables at fair value related to provisional pricing adjustments for the three and nine months ended September 30, 2021 in the amount of ($71) and ($4,779) respectively and for the three and nine months ending September 30, 2020 in the amount of ($992) and $513 respectively.

EBITDA

We use EBITDA to better understand our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures.

EBITDA is defined as net earnings before interest and finance expense, interest and finance income, current income tax expense, deferred income tax expense, depreciation and depletion. EBITDA is also adjusted for non-recurring transactions including loss on sale of E&E assets, loss on extinguishment of debt facility and gain on financial instruments at fair value.

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The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

In thousands of USD,	For the three months ended		For the nine months ended
except for per share data	September 30,	September 30,	September 30,	September 30,
	2021	2020	2021	2020
		Restated(1)		Restated(1)
Net earnings for the period	$22,046	$31,215	$79,366	$76,092
Interest and finance expense	3,724	5,549	11,619	17,956
Interest and finance income	(439)	(240)	(1,210)	(599)
Current income tax expense	1,461	1,808	4,452	4,727
Deferred income tax expense	15,949	17,362	43,490	54,320
Depreciation and depletion	23,533	22,291	70,505	67,886
Loss on extinguishment of debt facility	737	-	737	-
Gain on financial instruments at fair value	-	(56)	(1,139)	(56)
EBITDA	$67,011	$77,929	$207,820	$220,326

(1)	Amounts included in the table above for the three and nine months ended September 30, 2020 have been restated to account for the voluntary change in accounting policy related to E&E expenditures. Refer to the “Changes in Accounting Policies” section of this MD&A.

Adjusted earnings and adjusted basic earnings per share

We use adjusted earnings and adjusted basic earnings per share to measure our underlying operating and financial performance.

Effective January 1, 2021, we changed the definition of adjusted earnings to better reflect what we consider our underlying operations of the business. All prior periods have been restated to reflect the new definition of adjusted earnings.

Adjusted earnings is defined as net earnings adjusted to exclude specific items that are significant, but not reflective of our underlying operations, including: foreign exchange (gain) loss, the impact of foreign exchange on Canadian denominated tax attributes, (gain) loss on financial instruments at fair value, loss on extinguishment of debt facility, and non-recurring loss on sale of E&E assets and associated tax impacts. Adjusted basic earnings per share is calculated using the weighted average number of shares outstanding under the basic method of earnings per share as determined under IFRS.

In prior periods, adjusted earnings was defined as net earnings adjusted to exclude the following: accretion on convertible notes, amortization of Loan Facility transaction costs, deferred income tax expense, (gain) loss on financial instruments at fair value and the non-recurring loss on sale of E&E asset.

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The following table reconciles these non-IFRS measures to the most directly comparable IFRS measures disclosed in the financial statements.

In thousands of USD,	For the three months ended		For the nine months ended
except for per share data	September 30,	September 30,	September 30,	September 30,
	2021	2020	2021	2020
		Restated(1)		Restated(1)
Basic weighted average shares outstanding	187,896,266	186,853,654	187,829,458	186,116,751
Adjusted earnings and adjusted basic earnings per share reconciliation
Net earnings for the period	$22,046	$31,215	$79,366	$76,092
Adjusted for:
Foreign exchange (gain) loss	(421)	414	(677)	(88)
Gain on financial instruments at fair value	-	(56)	(1,139)	(56)
Foreign exchange (gain) loss on CAD denominated BC Mineral tax pools	1,966	412	(137)	4,204
Loss on extinguishment of debt facility	737	-	737	-
Adjusted earnings	$24,328	$31,985	$78,150	$80,152
Adjusted basic earnings per share	$0.13	$0.17	$0.42	$0.43

(1)	Amounts included in the table above for the three and nine months ended September 30, 2020 have been restated to account for the voluntary change in accounting policy related to E&E expenditures. Refer to the “Changes in Accounting Policies” section of this MD&A.

As a result of the change in the adjusted earnings definition, our adjusted earnings per share is lower by $0.01 and $0.05 per share respectively in the three and nine months ended September 30, 2021. Our adjusted earnings per share is lower by $nil and $0.04 per share respectively in the comparable periods in 2020 when compared to the prior definition.

Free cash flow

Free cash flow is calculated as cash generated from operating activities less cash used in investing activities. We use this measure as an indicator of the cash generated from our operations before consideration of how those activities are financed.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

In thousands of USD,	For the three months ended		For the nine months ended
except for per share data	September 30,	September 30,	September 30,	September 30,
	2021	2020	2021	2020
		Restated(1)		Restated(1)
Cash generated by operating activities	$64,049	$77,495	$198,389	$219,771
Cash used in investing activities	(40,462)	(10,686)	(73,093)	(28,412)
Free cash flow	$23,587	$66,809	$125,296	$191,359

(1)	Amounts included in the table above for the three and nine months ended September 30, 2020 have been restated to account for the voluntary change in accounting policy related to E&E expenditures. Refer to the “Changes in Accounting Policies” section of this MD&A.

Working capital

Working capital is defined as current assets less current liabilities and is used to monitor our liquidity.

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The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

In thousands of USD	September 30, 2021	December 31, 2020
		Restated(1)
Current assets	$257,517	$207,073
Current liabilities(2)	200,640	131,495
Working capital surplus	$56,877	$75,578

(1)	Amounts included in the table above as of December 31, 2020 have been restated to account for the voluntary change in accounting policy related to E&E expenditures. Refer to the “Changes in Accounting Policies” section of this MD&A.

(2)	As at September 30, 2021, current liabilities include the current portion of our Loan Facility in the amount of $23,530 (December 31, 2020 – $66,667) and the current portion of the convertible note in the amount of $97,467 (December 31, 2020 - $nil).

CONTINGENCIES

We are involved in various claims, litigation and other matters in the ordinary course and conduct of business. Some of these pending matters may take a number of years to resolve. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is our belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidated financial position or results of operations.

Canadian class action

On October 29, 2013, David Wong, a shareholder of the Company, filed a proposed class action claim (the “Wong Action”) against the Company, Robert Quartermain (a director, and the President and CEO of the Company at such time) and Snowden Mining Industry Consultants Ltd. (“Snowden”). The Wong Action was filed in the Ontario Superior Court of Justice.

The Wong Action alleges that the price of the Company’s shares on the TSX and NYSE suffered a significant drop in value following the announcement on October 9, 2013 of the resignation of Strathcona Mineral Services Ltd. (“Strathcona”), the consultant responsible for overseeing and reporting on the 10,000-tonne bulk sample, and the announcement of Strathcona’s reasons for resigning on October 22, 2013.

The Wong Action claims C$60,000 in general damages on behalf of a class of persons who acquired the Company’s securities between July 23, 2013 and October 21, 2013. Snowden is no longer a defendant in the Wong Action.

On December 7 and 8, 2020, the Court heard the Company’s and Robert Quartermain’s motion for summary judgment to dismiss the Wong Action and the plaintiff’s cross-motion for summary judgment to allow the Wong Action. On February 2, 2021 the Court allowed the defendants’ motion for summary judgment, dismissed the plaintiff’s cross-motion for summary judgment, and dismissed the Wong Action. The Court ruled that the Company did not make a misrepresentation in its continuous disclosure and that, in any event, the defendants were relieved of liability on the basis that they conducted a reasonable investigation pursuant to section 138.4(6) of the Securities Act (Ontario). On March 1, 2021, the plaintiff filed a Notice of Appeal with the Court of Appeal for Ontario, appealing the Court’s decision. This appeal is scheduled to be heard in the fourth quarter of 2021.

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The Company believes that the allegations made against it in the Wong Action are meritless and it will continue to vigorously defend them, although no assurance can be given with respect to the ultimate outcome. The Company has not accrued any amounts for this action.

Construction claims

On April 24, 2017, Bear Creek Contracting Ltd. (“Bear Creek”) filed a Notice of Civil Claim against the Company (the “Bear Creek Action”) alleging that the Company owes Bear Creek C$14,563 in general damages in connection with work undertaken at the Brucejack Mine transmission line. The Bear Creek Action was filed in the Supreme Court of BC.

The Company filed a Response to Civil Claim on July 31, 2017, opposing all of the claims and allegations made. Notices of Civil Claim have also been filed by Blue Max Drilling Inc. (April 24, 2017), More Core Diamond Drilling Services Ltd. (March 27, 2017), and Lakelse Air Ltd. (February 23, 2018) who were subcontractors working under Bear Creek. Responses to Civil Claim have been filed in those actions and the claims are understood to be subsumed in the amount claimed by Bear Creek. In October 2020, the Supreme Court of BC partially allowed an application from Bear Creek to add parties to the Bear Creek Action and amend its pleadings, including with respect to the Company. In February 2021, Bear Creek filed a notice of intention to make a proposal under the Bankruptcy and Insolvency Act. The Company is participating in those proceedings as a creditor of Bear Creek. The Company, Bear Creek and other parties to the Bear Creek Action and related actions of Bear Creek’s subcontractors are in the process of negotiating a settlement to the claims.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

Other than as expressed herein, and remuneration of key management personnel and the Board of Directors, in the ordinary course of their employment or directorship, as applicable, we had no transactions with related parties as defined in IAS 24, Related Party Disclosures.

We have entered into employment agreements with each of our officers, including our President and Chief Executive Officer (“CEO”), our Vice President and Chief Operating Officer (“COO”), our Vice President and Chief Financial Officer (our “CFO”), our Vice President, Legal and Corporate Secretary (“VP Legal”) and our Vice President, Environment and Regulatory Affairs (“VP Environment”). Under the employment agreements, our officers, including the CEO, COO, CFO, VP Legal and VP Environment receive a base salary, extended benefits and are eligible for an annual performance-based bonus and long-term incentive awards determined at the discretion of our Board of Directors. Our officers are also entitled, on termination without cause, including following a change of control, to twenty-four months’ salary and twice the average annual performance bonus earned in the three years immediately preceding termination.

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CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements requires the use of accounting estimates. It also requires us to exercise judgment in the process of applying our accounting policies. Estimates and judgments are regularly evaluated and are based on our experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The following discusses the most significant accounting judgments and accounting estimates that we have made in the preparation of the financial statements that could result in a material effect in the next twelve months on the carrying amounts of assets and liabilities.

Key accounting policy judgment

Impairment of mineral properties, plant and equipment

The application of our accounting policy for impairment of mineral properties, plant and equipment requires judgment to determine whether indicators of impairment exist. The review of impairment indicators includes consideration of both external and internal sources of information, including factors such as market and economic conditions, metal prices and forecasts, capital expenditure requirements, future operating costs and production volumes, and necessarily requires estimation in respect of these factors. To the extent that these factors or assumptions change from period to period, resulting in a conclusion that an impairment is necessary with respect to mineral properties, plant and equipment, such impairment could have a material impact on the carrying amounts of such assets. We have assessed impairment indicators for our mineral properties, plant and equipment and have concluded that no impairment indicators exist as of September 30, 2021.

Sources of estimation uncertainty

Mineral Reserves and Mineral Resources

We estimate our Mineral Reserves and Mineral Resources based on information compiled and reviewed by qualified persons (“QP”) as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) requirements. The estimation of Mineral Reserves and Mineral Resources requires judgment to interpret available geological data, select an appropriate mining method and establish an extraction schedule. It also requires assumptions about future commodity prices, exchange rates, production costs, capital costs and recovery rates. There are uncertainties inherent in estimating Mineral Reserves and Mineral Resources and assumptions that are valid at the time of estimation, and may change significantly when new information becomes available. New geological data as well as changes in the above assumptions may change the economic status of Mineral Reserves and may, ultimately, result in the Mineral Reserves being revised, which may have a material impact on the carrying amounts of our assets.

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CHANGES IN ACCOUNTING POLICIES

Our significant accounting policies are presented in Note 3 to the audited consolidated financial statements for the years ended December 31, 2020 and 2019.

Change in accounting policy – E&E expenditures

We adopted a voluntary change in our accounting policy for E&E expenditures, effective January 1, 2021 applying the change fully retrospectively. As a result, balances of comparative periods have been restated. Under the new policy, we recognize these expenditures as E&E costs in the statement of earnings in the period incurred until management concludes the technical feasibility and commercial viability of a mineral deposit has been established. Costs that represent the acquisition of rights to explore a mineral deposit continue to be capitalized. Prior to January 1, 2021, our policy was to capitalize E&E expenditures as E&E assets.

Management believes this change in accounting policy results in a more relevant and reliable policy as it is better aligned with IFRS conceptual framework with respect to the definition of an asset and more consistent with our peer group.

This change in accounting policy has resulted in the adoption of the following accounting policies effective January 1, 2021.

Mineral properties

Mineral properties are measured at cost less accumulated depletion and accumulated impairment losses. Mineral properties include the fair value attributable to mineral reserves and resources acquired in a business combination or asset acquisition. Upon the achievement of commercial production, a mineral property is depleted using the unit-of-production method. Unit-of-production depletion rates are determined using gold ounces mined over the estimated proven and probable reserves of the mine.

E&E expenditures

The costs of acquiring exploration stage properties, including transaction costs, in a business combination or asset acquisition are capitalized as an E&E asset at cost.

Exploration expenditures are the costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with prospecting, sampling, mapping, diamond drilling and other work involved in searching for Mineral Resources, as defined by NI 43-101.

Evaluation expenditures are the costs incurred to establish the technical feasibility and commercial viability of developing mineral deposits identified through exploration activities, business combination or asset acquisitions. Evaluation expenditures include the cost of: (i) further defining the volume and grade of deposits through drilling of core samples and other sampling techniques, trenching and sampling activities in an ore body or other forms or data acquisition; (ii) determining the optimal methods of extraction and metallurgical and treatment processes; (iii) studies related to surveying, transportation and infrastructure requirements; (iv) permitting activities; and (v) economic evaluations to determine whether development of mineralized material is commercially justified including preliminary economic assessments, pre-feasibility and final feasibility studies.

MANAGEMENT’S DISCUSSION & ANALYSIS THIRD QUARTER 2021	40

E&E expenditures are expensed until it has been determined that a property is technically feasible and commercially viable, in which case, subsequent evaluation costs incurred to develop a mineral property are capitalized.

Once the technical feasibility and commercial viability of the extraction of mineral reserves or mineral resources from a particular mineral property has been determined, the asset balance is reclassified to mineral properties within mineral properties, plant and equipment.

The establishment of technical feasibility and commercial viability of a mineral property is assessed based on a combination of factors, including:

●	The extent to which Mineral Reserves and Mineral Resources as defined in NI 43-101 have been identified through a feasibility study or similar document;

●	The results of optimization studies and further technical evaluation carried out to mitigate project risks identified in the feasibility study;

●	The status of environmental permits; and

●	The status of mining leases or permits

E&E assets are tested for impairment immediately prior to reclassification to mineral properties.

Government incentive tax credits

We incur expenditures where government incentive tax credits are available to offset specific expenditures incurred. These tax credits are recorded as a receivable when the amount is reliably measurable, and it is considered probable that the tax credit will be recovered. If we receive the benefit of a tax credit prior to satisfying requirements under the government program, it will be deferred as a liability and recorded in accounts payable and accrued liabilities.

Impact of the change in accounting policy

We reclassified all post acquisition E&E expenditures that were capitalized as E&E and reported in mineral properties, plant and equipment prior to the demonstration of technical feasibility and commercial viability as E&E costs. Initial acquisition costs of the Brucejack Mine and the Snowfield Property (which was sold to a subsidiary of Seabridge Gold Inc. in December 2020) were unaffected by the change in accounting policy. All capitalized amounts for E&E assets associated with other projects, including regional drilling and exploration work on the Bowser Claims and our Porphyry Potential Deep Hole Drilling Project, were retrospectively expensed.

All BC mineral exploration tax credits associated with exploration costs that were offset against E&E assets, have been reclassified through E&E costs.

The change in accounting policy materially affected the opening deficit and accumulated other comprehensive loss as of January 1, 2020, mineral properties, E&E assets and deferred income taxes. Refer to Note 2b of the condensed consolidated interim financial statements for a reconciliation of all adjustments related to the accounting policy change.

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The change in accounting policy will reduce our depreciation and depletion expense by approximately $57 per ounce remaining in our existing Mineral Reserve for the Brucejack Mine.

NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

The following standards, amendments and interpretations have been issued but are not yet effective:

●	The IASB issued an amendment to IAS 16, Property, Plant and Equipment to prohibit the deducting from mineral properties, plant and equipment amounts received from selling items produced while bringing an asset into the location and condition necessary for it to be capable of operating in the manner intended by management. The amendment will require sales proceeds and related costs to be recognized in the statement of earnings (loss). The amendment is effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted. This amendment is not expected to have a material impact on our business or financial statements.

●	In May 2021, the IASB issued amendments to IAS 12, Income Taxes (IAS 12). The amendments will require companies to recognize deferred tax on particular transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. The proposed amendments will typically apply to transactions such as leases for the lessee and decommissioning and restoration obligations related to assets in operation. An entity is required to apply these amendments for annual reporting periods beginning on or after January 1, 2023. The amendments are applied to transactions that occur on or after the beginning of the earliest comparative period presented. The Company has not yet evaluated the impact of the IAS 12 amendments.

There are no other IFRS standards or International Financial Reporting Interpretations Committee interpretations that are not yet effective or early adopted that are expected to have any material impact on us.

FINANCIAL INSTRUMENTS

Classification of financial assets

We have the following financial assets: cash and cash equivalents, receivables and other and restricted cash.

Cash and cash equivalents comprise cash holdings in business and savings accounts held at major financial institutions with an original maturity date of three months or less. Restricted cash is held at major financial institutions as collateral for reclamation bonds. Cash and restricted cash are classified at amortized cost. Interest income is recognized by applying the effective interest rate method.

Our trade receivables result from sales transactions in accordance with IFRS 15, Revenue from Contracts with Customers and contain provisional pricing arrangements. These trade receivables are classified as fair value through profit or loss (“FVTPL”) with the gain (loss) included in revenue.

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Classification of financial liabilities

We have the following financial liabilities: accounts payable and accrued liabilities which include lease obligations, the RSU liability and the DSU liability, the Loan Facility (now the Amended Loan Facility) and the debt portion of the convertible notes.

Accounts payable and accrued liabilities, the Loan Facility (now the Amended Loan Facility) and the debt portion of the convertible notes are recognized initially at fair value, net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are held at amortized cost using the effective interest method.

The RSU liability and DSU liability are recorded at FVTPL and, accordingly, are recorded on the statement of financial position at fair value.

Financial risk management

We have exposure to a variety of financial risks: market risk (including currency risk, interest rate risk and commodity price risk), credit risk and liquidity risk from our use of financial instruments.

Risk management is carried out under the oversight of, and policies approved by, the Board of Directors. Material risks are monitored and are regularly discussed with the Audit Committee and the Board of Directors. The type of risk exposure and the way in which such exposure is managed is discussed below.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and commodity prices will affect our cash flows or value of our financial instruments.

Currency risk

We are subject to currency risk on financial instruments which are denominated in currencies that are not the same as the functional currency of the entity that holds them. Exchange gains and losses would impact earnings (loss).

We are exposed to currency risk through cash and cash equivalents, receivables and other excluding trade receivables, restricted cash and accounts payable and accrued liabilities which are denominated in CAD.

In addition to currency risk from financial instruments, a majority of our mine production costs, capital expenditures and corporate administrative costs are incurred in CAD. Consequently, fluctuations in the USD exchange rate against the CAD increases the volatility of cost of sales and corporate administrative costs.

We evaluate opportunities to hedge a portion of our exposure to currency fluctuations using forward contracts. We have no foreign exchange forward contracts as of September 30, 2021.

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Interest rate risk

We are subject to interest rate risk with respect to our investments in cash and cash equivalents. Our current policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

We are subject to interest rate risk with respect to our Loan Facility (now the Amended Loan Facility). Interest rates associated with this facility are based on LIBOR (in the case of the Amended Loan Facility, on LIBOR or, after the cessation of LIBOR, on the Secured Overnight Financing Rate) and the administrative agents’ base rate which fluctuate based on market conditions.

Commodity price risk

We are subject to commodity price risk from fluctuations in the market prices for gold and silver. Commodity price risks are affected by many factors that are outside our control including global or regional consumption patterns, the supply of and demand for metals, speculative activities, the availability and costs of metal substitutes, inflation and political and economic conditions.

The financial instruments impacted by commodity prices are trade receivables. Price adjustments are made in subsequent periods to the customer receivables for concentrate sales transactions based on movements in market prices prior to final settlement. As a result, concentrate sales receivables are fair valued and adjusted each period to reflect forward market prices to the estimated settlement date.

For the three months ended September 30, 2021, we have not hedged the price of any commodity.

Credit risk

Credit risk is the risk of potential loss if the counterparty to a financial instrument fails to meet its contractual obligations. Our credit risk is primarily attributable to our financial assets including cash and cash equivalents, trade receivables and restricted cash.

We limit our exposure to credit risk on financial assets through investing our cash and cash equivalents and restricted cash with high-credit quality financial institutions. We believe the risk of loss related to these deposits to be low. We regularly evaluate changes in the status of our counterparties.

We are exposed to credit risk through our trade receivables, which are principally with internationally recognized counterparties. We sell our refined gold on spot contracts to financial institutions in Canada and our concentrates to trading companies. We sell our silver to refineries located in Canada and other jurisdictions and trading companies. We have had limited instances of default from our counterparties. We regularly evaluate the counterparties to which we sell our product. We are not economically dependent on a limited number of customers for the sale of our gold and silver as our products can be sold through numerous world-wide commodity markets and traders. As at September 30, 2021, we have $5,341 (December 31, 2020 – $8,377) of receivables related to our gold and silver revenue. As these receivables are measured at FVTPL, expected credit losses are incorporated into the estimate of fair value.

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Liquidity risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. We manage liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly to ensure that there is sufficient liquidity in order to meet short-term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents.

Cash and cash equivalents are currently invested in business and savings accounts with financial institutions of high credit quality which are available on demand. To the extent there is not sufficient liquidity in the form of cash and cash equivalents to meet obligations or to mitigate the impact of potential risks such as COVID-19, we will consider drawing on the revolving portion of the Amended Loan Facility (to the extent available), or by securing additional debt and/or equity funding.

We have issued surety bonds and letters of credit to support future decommissioning and restoration provisions.

Our financial obligations consist of accounts payable and accrued liabilities and long-term debt consisting of the Loan Facility (now the Amended Loan Facility) and convertible notes.

For further discussion, refer to the “Liquidity and Capital Resources” section of this MD&A.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management, with the participation of the CEO and the CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable, not absolute, assurance with respect to financial statement preparation and presentation.

Management with the participation of the CEO and the CFO, assessed the effectiveness of our internal control over financial reporting as at December 31, 2020. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (COSO 2013).

There have been no significant changes in our internal controls during the three months ended September 30, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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RISKS AND UNCERTAINTIES

Natural resources exploration, development and operation involves a number of risks and uncertainties, many of which are beyond our control. These risks and uncertainties include, without limitation, the risks discussed elsewhere in this MD&A, those identified in our Annual Information Form and Form 40-F, each dated March 26, 2021, for the year ended December 31, 2020 and our other disclosure documents as filed in Canada on SEDAR at www.sedar.com and in the United States through EDGAR at the SEC’s website at www.sec.gov (collectively, “our Disclosure Documents”). You should carefully consider such risks and uncertainties prior to deciding to invest in our securities.

In addition, there are certain risks associated with the Pretivm-Newcrest Transaction described in this MD&A as subsequent event to the September 30, 2021 quarter end. Risk factors that could cause actual events to differ from the forward-looking statements include: the consummation and timing of the Transaction; the satisfaction of the conditions precedent to the Transaction; the strengths, characteristics and potential of Newcrest post-Transaction; the strategic vision of Newcrest and expectations regarding the synergies between the Brucejack mine and Newcrest’s nearby Red Chris mine; timing, receipt and anticipated effects of court and regulatory approvals; the impact of the Transaction on employees and local stakeholders; and discussion of future plans, projects, objectives, estimates and forecasts and the timing related thereto.

STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information”, “forward looking statements”, “future oriented financial information” and “financial outlook” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking information”), including the “safe harbour” provisions of Canadian provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. The purpose of disclosing future oriented financial information and financial outlook is to provide a general overview of our expectations regarding the anticipated results of operations including cash generated therefrom and costs thereof and readers are cautioned that future oriented financial information and financial outlook may not be appropriate for other purposes.

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Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking information. Forward-looking information may include, but is not limited to, statements with respect to: the consummation and timing of the Transaction; the satisfaction of the conditions precedent to the Transaction; the strengths, characteristics and potential of Newcrest post-Transaction; the strategic vision of Newcrest and expectations regarding the synergies between the Brucejack mine and Newcrest’s nearby Red Chris mine; timing, receipt and anticipated effects of court and regulatory approvals; the impact of the Transaction on employees and local stakeholders; and discussion of future plans, projects, objectives, estimates and forecasts and the timing related thereto; the effects of the COVID-19 outbreak as a global pandemic and at the Brucejack Mine, including anticipated operational and financial impacts (including, without limitation, impacts on our capital projects and associated costs and schedules) and our response and contingency plans; the effectiveness and costs of our COVID-19 management plans, including related protocols and procedures; business outlook and 2021 guidance, including production, expenditure, exploration, free cash flow and financial guidance, and our expectations around achieving such guidance; our future operational and financial results, including estimated costs and cash flows and the timing thereof; expectations around grade of gold and silver production; the Brucejack Mine processing and production rate and gold recovery rate; capital modifications and upgrades, and estimated expenditures and timelines in connection therewith; our Amended Loan Facility, including its terms, maturity and repayment obligations; debt, operating, decommissioning, restoration and other obligations and commitments including their payment, timing and source of funds; our mining (including mining methods), expansion, exploration and development activities, including the RC drill program, our definition, sustaining, expansion and underground exploration drill programs, our follow-up and near-mine exploration program and our grassroots exploration program, and the specifications, targets, results, benefits, costs and timing thereof; the district-scale potential of Brucejack and the affirmation of this potential by the discovery of the Golden Marmot Zone; the potential for the Golden Marmot Zone to be a new high-grade deposit; integration (and ease of integration) of the Golden Marmot Zone into future mine plans as an independent source of ore to supply the Brucejack mill; the potential size of the Golden Marmot Zone including that it could be of similar size to the Valley of the Kings deposit; the expected announcement of assay results from the resource expansion and near-mine exploration drill programs; our views that additional deposits and sources of high-grade mineralization will be identified near the Valley of the Kings deposit opening up the potential for a significantly longer mine life and continued impressive cash flow generation; the drill results from the Gossan Hill, Bridge Zone and Hanging Glacier exploration programs; our operational grade control program, including plans with respect to our infill drill programs and our local grade control model; grade reconciliation, updated geological interpretation and mining initiatives with respect to the Brucejack Mine; building stope inventory and providing flexibility in near-term mining; our management, operational plans and strategy; capital, sustaining and operating cost estimates and timing thereof; the future price of gold and silver; our liquidity, capital requirements and the adequacy of our financial resources (including capital resources); our intentions with respect to our capital resources and factors that could impact liquidity; our capital allocation plans; our financing activities, including plans for the use of proceeds thereof; the estimation of Mineral Reserves and Mineral Resources, including any updates thereto; parameters, assumptions and interpretation models used to estimate Mineral Reserves and Mineral Resources; realization of Mineral Reserve and Mineral Resource estimates; our estimated life of mine and life of mine plan for the Brucejack Mine; production and processing estimates and estimated rates; estimated economic results of the Brucejack Mine, including net cash flow and net present value; predicted metallurgical recoveries for gold and silver; geological and mineralization interpretations; development of our Brucejack Mine and timing thereof; results, analyses and interpretations of exploration and drilling programs; timelines and similar statements relating to the economic viability of the Brucejack Mine, including mine life, total tonnes mined and processed and mining operations; updates to our Mineral Reserves and Mineral Resources and life of mine plan for the Brucejack Mine, and the anticipated effects and timing thereof; timing, receipt, and anticipated effects of, and anticipated capital costs in connection with, approvals, consents and permits under applicable legislation; our officer compensation policy, approach and practice; our relationship with community stakeholders; expected reduction in carbon emissions and expected timelines for such reductions; litigation matters, including our expectations with regards to the merits thereof and liability resulting therefrom; environmental matters, including our ability to reduce our greenhouse gas emissions; deferred income tax expenses, payment of taxes, our tax rate and the timeline for paying cash taxes based on expectations for existing tax pools; changes in accounting policies and new accounting standards applicable to us (including methods of adoption) and their effects and anticipated impacts; statements regarding USD cash flows, currency fluctuations and the recurrence of foreign currency translation adjustments; and the impact of financial instruments on our earnings. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information.

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Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking information, including, without limitation, those related to:

●	failure to receive the required court and regulatory approvals to effect the Transaction;

●	changes in laws, regulations and government practices;

●	the potential of a third party making a superior proposal to the Transaction;

●	uncertainty as to the outcome of legal proceedings;

●	the effect of indebtedness on cash flow and business operations;

●	the impact of a pandemic and particularly the COVID-19 outbreak as a global pandemic and on our and Newcrest’s business, financial condition and results of operations and the impact of the COVID-19 outbreak on our and Newcrest’s workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our and Newcrest’s business, financial condition and results of operations;

●	the effectiveness of our COVID-19 management plans, related protocols and preventative measures;

●	the effect of restrictive covenants pursuant to the Loan Facility (now the Amended Loan Facility);

●	assumptions regarding expected capital costs, operating costs and expenditures, production schedules, economic returns and other projections and timelines;

●	our production, gold grade, milling recovery, cash flow and cost estimates, including the accuracy thereof;

●	commodity price fluctuations, including gold and silver price volatility;

●	the accuracy of our Mineral Resource and Reserve estimates (including with respect to size, grade and mining and milling recoverability) and the geological, operational costs and price assumptions on which they are based;

●	uncertainties relating to inferred Mineral Resources being converted into Measured or Indicated Mineral Resources;

●	our ability to maintain or increase our annual production of gold at the Brucejack Mine or discover, develop or acquire Mineral Reserves for production;

●	dependency on the Brucejack Mine for our future operating revenue;

●	the development of our properties and expansion of our operations;

●	our need or ability to raise enough capital to mine, develop, expand or complete further exploration programs on our mineral properties;

●	our ability to generate operating revenues and cash flow in the future;

●	failure of counterparties to perform their contractual obligations;

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●	general economic conditions;

●	the inherent risks in the mining industry;

●	the commercial viability of our current and any acquired mineral rights;

●	availability of suitable infrastructure or damage to existing infrastructure;

●	transportation, processing and refining risks;

●	maintaining satisfactory labour relations with employees and contractors;

●	significant governmental regulations, including environmental regulations;

●	non-compliance with permits that are obtained or delay in obtaining or renewing, failure to obtain or renew permits required in the future;

●	increased costs and restrictions on operations due to compliance with health, safety and environmental laws and regulations;

●	compliance with emerging climate change regulation and the detrimental effects of climate change;

●	adequate internal control over financial reporting;

●	various tax-related matters;

●	potential opposition from non-governmental organizations;

●	uncertainty regarding unsettled First Nations rights and title in British Columbia;

●	maintaining our social license to operate;

●	uncertainties related to title to our mineral properties and surface rights;

●	land reclamation and mine closure requirements;

●	our ability to identify and successfully integrate any material properties we acquire;

●	currency exchange rate fluctuations;

●	competition in the mining industry for properties, qualified personnel and management;

●	our ability to attract and retain qualified management and personnel;

●	disruption from changes in management team or failure to successfully transition new hires or promoted employees into their roles;

●	some of our directors’ and officers’ involvement with other natural resource companies;

●	potential inability to attract development partners or our ability to identify attractive acquisitions;

●	compliance with foreign corrupt practices regulations and anti-bribery and other laws and regulations;

●	changes to rules and regulations, including accounting practices;

●	limitations in our insurance coverage and the ability to insure against certain risks;

●	risks related to ensuring the security and safety of information systems, including cyber security risks;

●	our anti-takeover provisions could discourage potentially beneficial third-party takeover offers;

●	significant growth could place a strain on our management systems;

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●	share ownership by our significant shareholders and their ability to influence our operations and governance and, in case of sales of our shares by such significant shareholders, our share price;

●	failure to comply with certain terms of the convertible notes;

●	reputational risks;

●	the adequacy of our environmental, social and governance practices and reporting, and their impact on our reputation and ability to obtain financing;

●	future sales or issuances of our debt or equity securities;

●	the trading price of our common shares is subject to volatility due to market conditions and our operational and financial performance;

●	our ability to pay dividends in the foreseeable future; and

●	certain actions under U.S. federal securities laws may be unenforceable.

This list is not exhaustive of the factors that may affect any of our forward-looking information. Although we have attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking information, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Our forward-looking information is based on our assumptions, beliefs, expectations and opinions on the date the statements are made, many of which may be difficult to predict and beyond our control. In connection with the forward-looking information contained in this MD&A, we have made certain assumptions about, among other things: our business and operations and that no significant event will occur outside of our normal course of business and operations (other than as expressly set out herein); the impact of the COVID-19 pandemic and outbreak, including on our operations and workforce; our ability to satisfy the terms and conditions precedent of the Arrangement Agreement in order to consummate the Transaction; Newcrest’s ability to obtain all necessary permits, licenses and regulatory approvals in connection with the Transaction in a timely manner, if at all; the adequacy of our and Newcrest’s financial resources; planned exploration, development and production activities and the results, costs and timing thereof; future price of gold and silver and other metal prices; the accuracy of our Mineral Resource and Mineral Reserve estimates and related information, analyses and interpretations (including with respect to any updates or anticipated updates); the geology and mineralization of the Brucejack Mine; operating conditions; capital and operating cost estimates; planned expenditures and the timelines and potential impacts of such expenditures; production and processing estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Mine; timing and receipt of governmental, regulatory and third party approvals, consents, licenses and permits; obtaining required renewals for existing approvals, consents, licenses and permits; the geopolitical, economic, permitting and legal climate that we operate in; the adequacy of our financial resources, and our ability to raise any necessary additional capital on reasonable terms; our ability to satisfy the terms and conditions of our debt obligations; commodity prices; currency exchange rates and interest rates; political and regulatory stability; requirements under applicable laws; market competition; sustained labour stability and availability of equipment; positive relations with local groups; favourable equity and debt capital markets; stability in financial capital markets; and the litigation we are currently involved in. Although we believe that the assumptions inherent in forward-looking information are reasonable as of the date of this MD&A, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. We caution that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information contained in this MD&A.

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Additional information about the risks and uncertainties concerning forward-looking information and material factors or assumptions on which such forward-looking information is based, is provided in our other disclosure documents filed in Canada on SEDAR at www.sedar.com and in the United States through EDGAR at the SEC website at www.sec.gov.

Forward-looking information is not a guarantee of future performance. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A and our Disclosure Documents. For the reasons set forth above, readers and prospective investors should not place undue reliance on forward-looking information.

We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

Disclosure regarding our mineral properties, including with respect to Mineral Reserve and Mineral Resource estimates, in this MD&A was prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. Accordingly, information contained in this MD&A will not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

QUALIFIED PERSONS

Patrick Godin, P.Eng., our COO is a QP, as defined by NI 43-101 and has reviewed and approved the scientific and technical information contained in this MD&A, other than in respect of our drilling programs.

Stephanie Wafforn, P.Geo., our Resource Manager is the QP, as defined by NI 43-101, responsible for our drilling programs and has reviewed and approved the scientific and technical information contained in this MD&A relating thereto.

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